Certificate of Qualified Person – Christopher Emerson
I, Christopher Emerson, FAusIMM, as an author of this report entitled “NI 43-101 Technical Report for the La Colorada Property, Zacatecas, Mexico” prepared for Pan American Silver Corp. (the Issuer) and dated effective as of March 24, 2026 (the technical report), do hereby certify the following:
1.I am Senior Vice President, Exploration and Geology at Pan American Silver Corp., with an office at 2100-733 Seymour Street, Vancouver, BC, V6B 0S6, Canada.
2.I graduated with a Bachelor of Engineering in Industrial Geology degree from Camborne School of Mines, England, in 1998 and a Master of Science in Mineral Exploration degree from Leicester University, England, in 2000. I am a Fellow of the Australasian Institute of Mining and Metallurgy. I have worked as a geologist in the mining industry since my graduation from Leicester University.
3.I have read the definition of "qualified person" set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
4.I visited the La Colorada Property on numerous occasions including most recently between 21st-22nd January 2026.
5.I am responsible for Sections 6 to 11, 14, and 23, and share responsibility for related disclosure in Sections 1, 2, 3, 12, 25, 26, and 27 of the technical report.
6.I am not independent of the Issuer. I am a full-time employee of the Issuer.
7.I have had prior involvement with the property that is the subject of the technical report in my role as Senior Vice President, Exploration and Geology.
8.I have read NI 43-101, and the sections of technical report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.
9.At the effective date of the technical report, to the best of my knowledge, information, and belief, Sections 6 to 11, 14, and 23, and related disclosure in Sections 1, 2, 3, 12, 25, 26, and 27 in the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.
/s/ Christopher Emerson
Christopher Emerson, FAusIMM     Dated May 6, 2026